FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of  Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  February 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1  .
Annual Financial Report

 21 February 2023 11:00 GMT

Annual Financial Report

AstraZeneca PLC (the Company) announced today the publication of its Annual Report and Form 20-F Information 2022 (the Annual Report).

A copy of the Annual Report will be submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The Annual Report is also available on the Company's website www.astrazeneca.com.

The Annual Report will be dispatched to shareholders in due course.

The Company's Annual General Meeting (AGM) will take place on 27 April 2023. The Notice of AGM and Shareholders' Circular will be published and distributed to shareholders in due course.

EXPLANATORY NOTE
For the purposes of complying with the Disclosure and Transparency Rules, the Annual Report being submitted to the National Storage Mechanism, contains the following regulated information in unedited form:

-    The principal risks and uncertainties facing the Company;
-    The Directors' responsibility statement made in respect of the Financial Statements and Directors' Report contained in the Annual Report; and
-     A statement regarding related party transactions.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 21 February 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary